Exhibit 99.1

March-17 2020

Dear Customers & Friends,

Continuing with the spread of the Corona pandemic and its dramatic consequences, Eltek began by preparing itself as early as February 2020 for a scenario we are now witnessing and exacerbating.  Over the past few weeks, Eltek has conducted and implemented four focus areas:

A.	Employee Protection
B.	Supply chain continuity
C.	Giving practical meaning to essential plant status
D.	Increased throughput due to increased demand

I would like to expand on the variety of actions we have taken so that we can best serve our customers.

The challenge is huge, but we can only be successful with teamwork and collaboration.

A. Employees Protection

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General risk reduction by dividing production workers into three shifts to reduce the number of workers in each shift, while refining guidelines on non-overlap between shifts and maintaining safety distances.

•	Two weeks ago, disinfection stands were placed on the production floor with mandatory disinfection instructions.

•	Last week, the cafeteria was closed.

•	Production workers who have children up to the age of 10 will be allowed a second shift.

•	Possibility of full-time workers to work remotely - During the preparations, we have among other things, also partially upgraded the various systems to allow full work from home.

•	Social services for distressed workers have been expanded and employees who are in a health-risk group, personal solutions were used.

•	Physical meetings are not allowed.

•	Special protective equipment was purchased.

•	An alternative way of communication has been established.

•	All international business travel has been suspended for all employees unless approved by a company executive. Eltek employees are also being asked to curtail nonessential business travel in the US.

•	The Eltek USA team has the ability to work remotely to limit exposure and maintain social distancing to minimize exposure.

Eltek USA Inc, 250 Commercial Street, Suite 3010, Manchester, NH 03101

B. Supply Chain Continuity

•	As of February, all supplies of raw materials originating in China were identified and raw materials were sourced from pre-approved alternative sources.

•	All supplies from Italy were doubled and each shipment was sent twice by sea and once by air until the supply chain stabilized.

•	Inventory levels that exist in Israel were examined, including at Eltek warehouses. Eltek chooses to grow in raw material inventory to meet the coming months’ demands.

•	Eltek has already verified that all logistic lines between Israel, Europe, US and Asia are open by Air and ocean freight.

C. Giving practical meaning to Essential Enterprise status

•	Eltek was previously defined by the Israeli Government as an "Essential Enterprise"-means Eltek has to obligation by Law to continue its operation,

•	Each employee received a physical copy of the certificate of employment at Eltek and a physical copy of an "Essential enterprise" certificate if there were any traffic restrictions.

•	Foreigners were banned from entering the plant from the middle of last week, with control of entry permits to customers and critical suppliers only.

D. Increased throughput due to increased demand

•	Expansion into three shifts.

•	Eltek is working partially on weekends based on the existing demands.

•	Eltek is allowing overtime as necessary without restriction.

•	The number of raw materials purchased was increased considering the demand and supply expectations.

•	A cutting machine has been installed and a milling machine is already active.

•	Another laser cutting machine that has been certified has been installed.

•	Eltek is in the advanced negotiation stage and will purchase 5 advanced drilling positions with camera.

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Ease of communication - To facilitate communication with us, the company has started installing software ZOOM to the key people in the company. Contact information will be provided separately in meetings requests.

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It was decided that the effort to meet demand, even if it means additional costs, such as procurement of raw materials from various sources with higher costs than usual, and use a third shift and overtime production, has been approved.

We will continue to be at your disposal and along-side our customers during this difficult time.

We are available for any questions or clarification.

Wishing you good health,

Eli Yaffe
CEO
Eltek Ltd.